
信和置業有限公司
Sino Land Company Limited


RECEIVED
2004 OCT -5 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2004/CS-0947

23 September, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

04045318

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement on final results for the year ended 30 June, 2004 ("the Announcement") published in the South China Morning Post today.

For your information, the Announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

FINAL RESULTS

The audited results of the Group for the year ended 30th June, 2004 are as follows: -

Consolidated Income Statement

	Notes	2004 HK$	2003 HK$ (As restated)
Turnover	2	4,230,240,789	4,183,474,770
Cost of sales		(2,035,979,697)	(2,228,658,458)
Direct expenses		(723,201,592)	(636,704,875)
		1,471,059,500	1,318,111,437
Other operating income		35,696,383	55,696,382
Unrealised holding gain (loss) on investments in trading securities		79,455,206	(124,091,924)
Impairment loss on investments in other securities		(17,621,750)	(252,397,016)
Administrative expenses		(344,679,005)	(394,326,211)
Profit from operations	2 & 3	1,223,910,334	602,992,668
Finance income		82,629,643	97,671,957
Finance costs		(157,255,760)	(530,517,532)
Net finance costs		(74,626,117)	(432,845,575)
Results attributable to associates	4	510,139,155	(78,330,825)
(Loss) profit on disposal of associates		(7,558,625)	30,528,060
Profit before taxation		1,651,864,747	122,344,328
Income tax expense	5	(235,781,904)	(88,957,165)
Profit before minority interests		1,416,082,843	33,387,163
Minority interests		(7,256,218)	1,650,987
Net profit for the year		1,408,826,625	35,038,150
Earnings per share	6		
Basic		35.32 cents	0.90 cents
Diluted		33.55 cents	N/A
Interim dividend paid at HK5 cents (2003 – HK2 cents) per share		208,453,423	77,369,560
Proposed final dividend at HK7 cents (2003 – HK2 cents) per share		301,421,608	77,726,686

Notes:

1. **Adoption of revised Statement of Standard Accounting Practice**

In the current year, the Group adopted the Statement of Standard Accounting Practice 12 (Revised) "Income taxes" (SSAP 12 (Revised)) issued by the Hong Kong Institute of Certified Public Accountants.

SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised for all taxable temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The revised accounting policy has been applied retrospectively. As a result of this change in accounting policy, the balance of retained profits at 30th June, 2003 has been decreased by HK$102,765,004 (at 30th June, 2002: HK$96,883,006), representing the cumulative effect of the change in policy on the results for periods prior to 1st July, 2002). The Group's interests in associates at 30th June, 2004 have been decreased by HK$81,832,306 (at 30th June, 2003: HK$70,520,521). This change in accounting policy has also resulted in an increase in taxation and share of taxation attributable to associates for the year ended 30th June, 2004 of HK$7,770,860 (2003: HK$3,948,549) and HK$7,651,845 (2003: HK$8,273,509), respectively. The goodwill arising from the acquisition of an associate for the year ended 30th June, 1997 has been increased from HK$179,717,551 to HK$252,916,351 and the net amortisation charge of goodwill for the year ended 30th June, 2004 has been increased by HK$3,659,940 (2003: HK$3,659,940). Comparative amounts have been restated accordingly.

2. **Segment information**

Business segments

For the year ended 30th June, 2004

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	830,446,466	-	-	-	-	-	830,446,466
Property sales	2,612,127,947	-	-	-	-	-	2,612,127,947
Hotel operations	-	-	-	253,072,006	-	-	253,072,006
Management services	66,054,225	-	-	-	355,155,875	-	421,210,100
Share investment and dealing	-	59,106,511	-	-	-	-	59,106,511
Financing	-	-	54,277,759	-	-	-	54,277,759
	3,508,628,638	59,106,511	54,277,759	253,072,006	355,155,875	-	4,230,240,789
Other operating income	12,278,730	3,768,818	481,324	-	19,167,511	-	35,696,383
Inter-segment sales	-	-	-	-	24,693,618	(24,693,618)	-
Total revenue	3,520,907,368	62,875,329	54,759,083	253,072,006	399,017,004	(24,693,618)	4,265,937,172
SEGMENT RESULT	1,123,056,933	124,502,009	54,759,083	120,590,142	145,481,172	-	1,568,389,339
Unallocated corporate expenses							(344,679,005)
Profit from operations							1,223,910,334
Net finance costs							(74,626,117)
Results attributable to associates	465,822,625	(22,195)	(1,151,350)	43,365,281	2,124,794	-	510,139,155
Loss on disposal of associates	-	-	-	-	(7,558,625)	-	(7,558,625)
Profit before taxation							1,651,864,747
Income tax expense							(235,781,904)
Profit before minority interests							1,416,082,843
Minority interests							(7,256,218)
Net profit for the year							1,408,826,625

For the year ended 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (As restated)
REVENUE							
Turnover							
Property rental	830,293,109	-	-	-	-	-	830,293,109
Property sales	2,615,723,191	-	-	-	-	-	2,615,723,191
Hotel operations	-	-	-	196,670,559	-	-	196,670,559
Management services	61,551,606	-	-	-	331,429,963	-	392,981,569
Share investment and dealing	-	45,485,180	-	-	-	-	45,485,180
Financing	-	-	102,321,162	-	-	-	102,321,162
	3,507,567,906	45,485,180	102,321,162	196,670,559	331,429,963	-	4,183,474,770
Other operating income	22,509,300	753,799	273,909	-	32,159,374	-	55,696,382
Inter-segment sales	-	-	-	-	23,919,078	(23,919,078)	-
Total revenue	3,530,077,206	46,238,979	102,595,071	196,670,559	387,508,415	(23,919,078)	4,239,171,152
SEGMENT RESULT	969,201,285	(330,499,085)	102,595,071	77,064,213	178,957,395	-	997,318,879
Unallocated corporate expenses							(394,326,211)
Profit from operations							602,992,668
Net finance costs							(432,845,575)
Results attributable to associates	(104,642,833)	69,209	(1,434,347)	22,389,580	5,287,586	-	(78,330,825)
Profit on disposal of an associate	30,528,060	-	-	-	-	-	30,528,060
Profit before taxation							122,344,328
Income tax expense							(88,957,165)
Profit before minority interests							33,387,163
Minority interests							1,650,987
Net profit for the year							35,038,150

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong.

3. **Profit from operations**

	2004 HK$	2003 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories recognised as an expense	43,146,687	19,909,539
Depreciation	14,613,195	16,678,842

4. **Results attributable to associates**

The results attributable to associates includes amortisation of goodwill arising on acquisition of associates of HK$12,954,428 (2003: HK$12,954,428 as restated) and release of negative goodwill arising on acquisition of an associate of HK$3,128,398 (2003: HK$3,129,397).

5. **Income tax expense**

	2004 HK$	2003 HK$ (As restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	97,458,759	60,056,282
(Over) underprovision in previous years	(415,276)	1,862,356
	97,043,483	61,918,638
Taxation in other jurisdiction	13,473,449	-
	110,516,932	61,918,638
Deferred taxation	7,770,860	3,948,549
Share of taxation attributable to associates		
Hong Kong Profits Tax	109,842,267	14,816,469
Deferred taxation	7,651,845	8,273,509
	117,494,112	23,089,978
	235,781,904	88,957,165

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 HK$	2003 HK$ (As restated)
Earnings for the purposes of basic earnings per share	1,408,826,625	35,038,150
Effect of dilutive potential ordinary shares		
Reduction of finance costs, net of tax	24,867,498	-
Earnings for the purposes of diluted earnings per share	1,433,694,123	35,038,150
	Number of Shares	Number of Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	3,968,279,742	3,871,889,199
Effect of dilutive potential ordinary shares		
Convertible notes	305,386,856	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	4,273,666,598	3,871,889,199

No diluted earnings per share has been computed and presented for the year ended 30th June, 2003 as the effect of the assumed conversion of the Company's outstanding convertible notes resulted in an increase in net profit per share.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policy shown in note 1 above, is as follows:

	HK cents
Reconciliation of basic earnings per share for the year ended 30th June, 2003	
Reported figure before adjustments	1.32
Adjustment arising from the adoption of SSAP 12 (Revised)	(0.42)
As restated	0.90

7. **Commitments and contingent liabilities**

At balance sheet date, the Group had commitments and contingent liabilities as follows:

		2004 HK$	2003 HK$
(a)	Commitments in respect of property development expenditure:		
	Authorised but not contracted for	46,056,753	1,184,813,547
	Contracted but not provided for	2,760,051,383	973,447,137
		2,806,108,136	2,158,260,684
(b)	Guarantees in respect of associates' banking facilities and other liabilities:		
	Utilised	2,537,624,686	2,894,146,090
	Not utilised	164,740,443	1,061,092,243
		2,702,365,849	3,955,238,333

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,270,000,000, in respect of which a deposit and part payment in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the action of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004.

Mariner will appeal against the judgment on legal advice. The Directors have been advised that the appeal will not be heard until some time in the year 2005 at the earliest. On the basis of the uncertainty of the outcome of the intended appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities contingent upon the outcome of the appeal should be made for the year ended 30th June, 2004.

CLOSURE OF REGISTER

The Register of Members will be closed from 12th November, 2004 to 17th November, 2004, both dates inclusive, during which period no transfers of shares will be effected. The record date for the final dividend is at the close of business on 17th November, 2004.

In order to qualify for the final dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:30 p.m. on 11th November, 2004.

2004 ANNUAL REPORT

The 2004 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 6th October, 2004.

GENERAL INFORMATION

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 22nd September, 2004

CHAIRMAN'S STATEMENT

I am pleased to present the 2003/2004 Annual Report to shareholders.

FINAL RESULTS

The Group's audited consolidated net profit attributable to shareholders for the financial year ended 30th June, 2004 amounted to HK$1,408.8 million, representing an increase of 40 times over that reported in the previous financial year. The turnover of the Group was HK$4,230.2 million. Earnings per share for the year were 35.32 cents.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 7 cents per share in respect of the year ended 30th June, 2004 to shareholders whose names appear on the Register of Members of the Company on 17th November, 2004. Together with the interim dividend of 5 cents per share, the total dividend for the full year is 12 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 17th November, 2004; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 18th November, 2004. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 20th December, 2004.

BUSINESS ACTIVITIES

(1) **Land Bank**

During the financial year ended 30th June, 2004, the Group acquired four plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 3.8 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	53 Conduit Road, The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong	Residential	100%	63,446
2.	Yeung Uk Road, TWTL 394, K17 Tsuen Wan, New Territories	Residential/ Commercial	100%	490,000
3.	Honey Lake Site, Shenzhen Lot No. D303 – 0041, Futian, Shenzhen, PRC	Residential	50%	647,006
4.	Chengdu Site, Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC	Residential/ Commercial/ Hotel	20%	2,557,502
				3,757,954

As at 30th June, 2004, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 21.3 million square feet comprising a balanced portfolio of properties of which 50% is residential; 28% commercial; 12% industrial; 7% car parks and 3% hotels. The Group will continue to replenish its land bank with quality sites to optimise its earnings potential.

Subsequent to the financial year end, the Group acquired three additional plots of land, namely (a) obtained a joint development contract from Urban Renewal Authority to develop a site at Fuk Wing Street/Fuk Wa Street, Sham Shui Po, Kowloon. Upon expected completion in 2008, a total of approximately 134,000 square feet of gross floor area can be built for residential and retail purposes, (b) entered into a sale and purchase agreement for a site located at Castle Peak Road, Cheung Sha Wan, Kowloon, and (c) entered into a sale and purchase agreement for an agricultural land in Ma Wo, Tai Po, New Territories. It is anticipated that a total of approximately 172,524 square feet of gross floor area, including residential and retail areas, will be developed for the projects in Castle Peak Road and Ma Wo. With these new acquisitions of land, the Group's total land bank has increased to a total of 21.6 million square feet.

(2) **Project Completion & Development Activities**

During the financial year ended 30th June, 2004, the Group completed the following developments with a total attributable gross floor area of approximately 1.8 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Ocean View, 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465
2.	Parc Palais, 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
3.	Imperial Villas Phase I & II, 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential	100%	180,603
4.	The Cliveden, 99 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,338
5.	Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
6.	Raffles City Shanghai, Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai, PRC	Commercial	19%	255,977
				1,846,551

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 1.8 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Residence Oasis, TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	Oceania Heights, 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Commercial	100%	341,859
3.	The Cairnhill, Route Twisk, TWTL395, Area 40 Tsuen Wan, New Territories	Residential	25%	206,909
4.	Embassy Lodge, 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5.	St Andrews Place, 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
6.	Anglers' Bay, 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	88,668
7.	Caldecott Hill, 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
				1,824,392

(3) **Sales Activities**

Property sales turnover at subsidiary level was HK$2,612 million compared to HK$2,616 million last year. Revenue from property sales for the financial year 2003/2004 was mainly derived from the sale of residential units from two new developments namely Ocean View and Imperial Villas Phase I and II. In total, about 98% of the units in these projects have been sold. Property sales at associate level recorded an improvement mainly due to the sale of two residential projects, namely The Cliveden and Parc Palais, where about 80% of the total units have been sold.

Throughout the financial year 2003/2004, Hong Kong economy recorded an encouraging recovery with improving GDP, better employment prospects and an end to deflationary pressures. Better economic fundamentals, low deposit rates and favourable mortgage terms provided the necessary impetus for the property market between the fourth quarter of 2003 and the first quarter of 2004.

Property market sentiment was further boosted by PRC Government's open door policy on tourism and the signing of the Closer Economic Partnership Arrangement ("CEPA"). In general, property prices experienced a double-digit growth compared with that of financial year 2002/2003. Leveraging on the market upturn, the Group marketed several projects. Oceania Heights in Tuen Mun was launched in July 2003 and Residence Oasis over MTR Hang Hau Station in November 2003. The projects were well received by the market, and a total of 95% and 76% of the units of the respective projects have already been sold.

Chinese New Year 2004 saw the launch of Phase II of The Cairnhill, comprising 360 units and all the units were sold shortly after coming onto the market. Anglers' Bay located in Sham Tseng, in which Sino Land has 50% interest, was marketed during the year. About 86% of these units had been sold by June 2004. Caldecott Hill in Piper's Hill was also launched during the second half of the financial year 2003/2004 with approximately 57% of the units sold.

(4) **Rental Activities**

As at 30th June, 2004, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties, an increase of 0.6 million square feet over the 8.6 million square feet held in the previous financial year. This increase was mainly attributable to the completion of Skyline Tower, an office building located in Kowloon Bay and Raffles City Shanghai, an office and retail building in the PRC. The portfolio comprises diversified properties : 50% commercial developments; 24% industrial developments; 17% car parks; 7% hotels; and the balance of 2% being residential.

The retail sector has been boosted by enhanced consumer confidence as a result of improving economic conditions during the period of review. The "Individual Travel Scheme" implemented by 30 cities in the PRC since middle of 2003 has benefited our shopping malls, in particular China Hong Kong City where the China Ferry Terminal is located, Tuen Mun Town Plaza and Olympian City 1 and 2.

The Group has continued its policy of implementing thematic and creative promotional activities in its shopping malls, with the result that our tenants have enjoyed increased customer traffic and an upsurge in their businesses. Our promotional activities are geared to enhance the shopping experience for our customers, make shopping an enjoyable family event and fostering customer loyalty. Demand for retail shops has been strong with rent rates achieving double-digit growth.

The Group has embarked a series of asset enhancement programme for our investment properties during the year. Phase I renovation work for the retail area of China Hong Kong City has already been completed. Now renovated, with an attractive colour scheme, the shopping mall and the new food court "Gourmet Express" attract discerning customers.

Other malls are to be refurbished and reconfigured, to ensure greater visibility of the shops. Particular care has been paid to tenant mix to cater for the needs of the changing visitor profile and new trends in consumer demand.

The completion of KCR East Tsim Sha Tsui Station under the Tsim Sha Tsui Extension project in the fourth quarter of 2004 will link up with Tsim Sha Tsui East, New World Centre, Hanoi Road, Mody Road and Chatham Road, creating a transport and shopping hub in the area. The air-conditioned subway will greatly facilitate pedestrian flow in the entire Tsim Sha Tsui East area. The Tsim Sha Tsui Promenade Beautification project scheduled for completion in 2006 will also give a facelift to the waterfront of Tsim Sha Tsui East. To capitalise on these projects and the anticipated increase in pedestrian flow in the area, management will refurbish the Tsim Sha Tsui Centre thereby revitalizing this valuable asset and securing better rental for the Group.

The gross rental revenue of the Group, including the attributable share of its associates, increased by 2.1% to HK$1,133 million for the financial year ended 30th June, 2004 compared to HK$1,110 million in the previous financial year with satisfactory overall occupancy. The Group's strategy of building its developments in favourable locations, and with diverse themes has yet again proved to be a significant contributing factor in ensuring stable recurrent earnings.

(5) ***Finance***

As at 30th June, 2004, the Group's gearing decreased from 36.8% to 11.5%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. The reduction of gearing was mainly due to a combination of strong cash flow derived from sales and a lower level of debts as a result of the full conversion in May 2004 of the HK$1.5 billion Convertible Notes due in 2007. Of the total borrowings, 26% was repayable within one year, 29% repayable between one and two years and 45% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$10,555 million, comprising cash on hand of approximately HK$3,609 million together with committed undrawn facilities of approximately HK$6,946 million. Total asset of the Group amounted to HK$46 billion. The shareholders' fund and net book value per share of the Group were HK$32 billion and HK$7.4 respectively.

As the share price of the Company has been consistently well above the exercise price (HK$4 per share) of the Convertible Notes arranged in May 2002, Noteholders have opted for conversion of the Convertible Notes into shares. By 21st May, 2004, all the Notes have been converted into shares.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2004. Foreign exchange exposure has been prudently kept at a minimal level. All the Group's borrowings are subject to floating interest rates.

On 2nd August, 2004, the court handed down a judgment on the litigation regarding the acceptance of repudiation on the part of Hang Lung of the Agreement entered into between the subsidiary companies of the Company and Hang Lung on 19th December, 1996. The judgment was in favour of Hang Lung. The Company will appeal against the judgment on legal advice. The Directors have been advised that the appeal will not be heard until some time in the year of 2005 at the earliest. On the basis of the uncertainty of the outcome of the intended appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities contingent upon the outcome of the appeal should be made for the year ended 30th June, 2004.

(6) **Future Developments**

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2004, the Group had approximately 11.5 million attributable square feet of gross floor area of land bank, of which 83% is designated for residential projects, which will be developed over the next six years.

The Group re-affirms its commitment to building premium properties, and to incorporate wherever possible environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality of housing and yet higher standards of service, resulting in improved lifestyle for its customers. Management continues to conduct regular reviews on its properties and where necessary makes improvements, to maintain its reputation for high standards of quality and services.

During 2004, the Group together with two renowned property developers ("Consortium"), submitted a proposal to the HK Government indicating our interest in developing the West Kowloon Cultural District ("District") into an arts and cultural area. The proposal involves the design and building of a unique development comprising inter alia four museums, each with its own specific theme, three theatres, a performance venue, a concert hall and a canopy are to be constructed and operated for a limited period.

This proposal, if accepted, will result in a total of approximately 4 million square feet of arts and cultural facilities being built. The Consortium believes that this is a project devoted to the community of Hong Kong, and one which would make Hong Kong truly a "World Class City", and provide for the cultural needs of this and future generations. The project design preserves the landscape of the waterfront and adopts environmentally friendly principles in the District. Not only does the Consortium plan to build a world class arts and cultural hub along the waterfront of the Victoria Harbour but also to establish a new lifestyle for Hong Kong people where they can appreciate and enjoy arts and cultural activities.

The Project will also assist in the development of home grown artists and designers who will in turn benefit the society and the economy as a whole.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2003.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development.

The Group has a strong commitment to corporate citizenship. It has set up a Community Care Committee (the "Committee") which is responsible for organizing social community services and charitable events. Its scope of works ranges from promoting environmental protection initiatives to participating social services for the needy. The Group has organized fund-raising activities for Hong Kong Red Cross, Hong Kong Community Chest and other charitable organizations from time to time. In February 2004, the Company was bestowed "Caring Company 2003 – 2004" by Hong Kong Council of Social Service. This award symbolizes the Company's active involvement in community services.

In April 2004, the Committee organized a "Plant Mangrove for the Earth 2004" to encourage people to treasure plants and enhance their awareness of the need to protect the coastal environment. "Clean up Marine Park 2004" was also taken place in August 2004, the activity being intended to preserve the Marine Park so as to provide a better environment for ourselves and the pink dolphins. The Committee will continue to roll out more activities for the staff and the community in the years to come.

The Group's wholly-owned property management arm, Sino Estates Management Limited ("SEML"), was awarded "Caring Company 2003-2004" by The Hong Kong Council of Social Service during the financial year 2003/2004. SEML was also awarded the "Top 10 High Service Hour Award (2002)(Private Organisation)" by the Social Welfare Department in recognition of its contributions to society. The Sino Volunteer Team set up in 2002 by SEML has organised donation campaigns in the properties that SEML manages for Hong Kong Community Chest and Hong Kong Council of Early Childhood Education & Services. Members of the Team have reached out and visited over 400 elderly people living in Caritas Hong Kong – Services for Elderly. SEML has also carried out "Old Books Recycling Programmes" in over 50 estates for World Vision for the second time and "Old Clothes Recycling Programme" for Salvation Army and Friends of the Earth.

SEML has received a number of awards which confirm its efforts and commitments to environmental protection and quality management. 64 projects have been awarded the "Fresh Water Plumbing Quality Maintenance Recognition Scheme Certificate" so far to acknowledge its sterling work. It has also won the champion, 1st runner-up, 2nd runner-up and a Merit Prize in the "Kwun Tong Cleaning Competition - Private Building (Industrial)" for Futura Plaza, Westin Centre, Remington Centre and Seaview Centre respectively. Villa de Cascade where SEML serves as property manager was awarded a Merit Prize in the "Quality Estate Management Competition for Shatin District" by the Shatin District Council. With regard to air quality control, SEML was granted the "Indoor Air Quality Certificate" by Hong Kong Productivity Council for its achievement in maintaining good quality of the air in Haddon Court. It also achieved the "Gold Wastewise Logo Award" granted by the Environmental Protection Department as an acknowledgment of its efforts in providing high *quality refuses management services in Dynasty Heights and "Wastewise Logo" for 11 projects.*

SEML attaches great importance to providing and maintaining a beautiful and pleasant landscape for the developments it manages, as an integral part of its initiatives to enhance the lifestyle of the residents. Their achievements have been well received. In March 2004, it was bestowed "Silver Award – High-density residential property" and "Silver Award – Non-residential property" for Hong Kong Gold Coast and Gold Coast Shopping Mall under the scheme of the "Best Landscape Award for Private Property Development" offered by the Leisure and Cultural Services Department of the HK Government. Four projects namely Corporation Park, Dynasty View, Avon Park and Regentville were also awarded the prize of Merit under the scheme.

Sino Security Services Limited (formerly known as Sing-Ho Security Services Limited), a wholly-owned subsidiary of the Company, has donated used-uniform to Salvation Army on regular basis since May this year. It also supports the "Youth Pre-employment Training Programme" promoted by the Labour Department of the HK Government by offering part-time posts to people recommended by the Department. Trainees are provided with the necessary training which can assist their career development.

EMPLOYEE PROGRAMMES

As at 30th June, 2004, the Group employed approximately 5,600 staff. During the financial year, the Group held various internal and external training programmes for its employees. These programmes for the Group's employees are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular those in front-line positions, must uphold meticulous standards in customer service.

Furthermore, the Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the period under review, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

Since the middle of 2003 Hong Kong has managed to achieve a sustained period of economic recovery. GDP has seen 4.8% growth in the fourth quarter of 2003 and this is still rising with further growth to 12.1% seen in the second quarter of 2004 and full-year growth forecast of 7.5%. At the same time the unemployment rate has fallen from its peak of 8.7% in the quarter between May and July 2003 to 6.9% in the second quarter 2004 and the end of deflationary pressures.

Better economic and employment prospects together with low interest rates in early 2004 were the major catalysts driving the recent upward surge in the property market. Demand for private residential housing has been particularly strong. Strong liquidity in the banking sector and continuing favourable mortgage terms have contributed to double digit-growth for property prices since the second quarter of 2003.

In July 2004 the Hong Kong Mortgage Corporation launched the New Mortgage Insurance Programme, which enables home buyers to obtain mortgage financing up to 95% of the value of a property. *It is likely that this Programme will further drive property purchases in the private housing sector.*

Retail sales, tourism and the hotel industry also recorded encouraging growth as a result of better market sentiments and the implementation of the "Individual Travel Scheme" by 30 cities in Mainland China. Visitor arrivals to Hong Kong have risen from a low of slightly over 720,000 per month in June 2003 to an average of 1.6 million per month between July 2003 and June 2004. It is expected that visitor arrivals will reach 20 million for the full year of 2004, compared with 16.5 million in 2002 and 15.5 million in 2003.

Our shopping malls such as the China Hong Kong City, Olympian City 1 and 2 and Tuen Mun Town Plaza, have directly benefited from the market upturn and account for a substantial portion of our total gross rental income. The completion of five major projects in Tsuen Wan Town Centre Redevelopment site, Yeung Uk Road (Tsuen Wan) site, West Kowloon Reclamation site, Ho Tung Lau site and Oceania Heights (Tuen Mun) in the next three financial years are expected to add a total of approximately 600,000 square feet of retail space to our rental portfolio. These projects are expected to greatly enhance our income from the rental sector in the years to come.

Given the strong economic fundamentals, a healthy sustainable growth in the property market and our development land bank (excluding completed investment properties and properties held *for sales) of 11.5 million square feet,* which were mainly acquired between 2000 and the first half of 2004, the Company is set for further positive growth in the next few years. The Group shall continue to selectively replenish its land bank to optimise earnings. The Directors are confident of the prospects of the Group.

STAFF AND MANAGEMENT

Mr. Ivan Lee Wank-kay resigned from the Group effective 16th June, 2004. I would like to express my appreciation for his contributions during his directorship with the Group.

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Hong Kong, 22nd September, 2004

Robert NG Chee Siong
Chairman